[Dril-Quip, Inc. Letterhead]

November 10, 2008

via facsimile and EDGAR

Mr. Karl Hiller

Ms. Joanna Lam

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Dril-Quip, Inc.
Letter Dated October 30, 2008
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 7, 2008
Response Letter dated October 2, 2008
File No. 001-13439

Dear Mr. Hiller and Ms. Lam:

Dril-Quip, Inc., in accordance with the above referenced letter, hereby notifies you that it expects to provide a response to the staff’s comments by November 20, 2008. The company requires additional time to formulate a thorough response.

Respectfully,

/s/ Gary D. Smith
Gary D. Smith
Co-Chief Executive Officer and
Co-Chairman of the Board